Filed pursuant to Rule 424(b)(3)
File No. 333-119338
March 21, 2006

SUPPLEMENT DATED MARCH 21, 2006 TO PROSPECTUS DATED SEPTEMBER 1, 2005

Dear Investor(s):

GRANT PARK FUTURES FUND FEBRUARY PERFORMANCE UPDATE

FUND	February	2006 YTD	Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	-3.28%	0.10%	$51.5M	$1,066.597
Grant Park Futures Fund Class B Units	-3.35%	-0.05%	$239.6M	$943.842

TRADING ADVISORS	February	2006 YTD	% of Fund
Rabar Market Research (Div)	-4.76%	1.64%	20%
EMC Capital Management (Classic)	-6.30%	-1.73%	22%
Eckhardt Trading (Global)	-2.17%	-3.11%	9%
Graham Capital Management (GDP)	-0.54%	0.25%	20%
Winton Capital Management (Div)	-3.29%	-0.23%	19%
Saxon Investment Corp (Div)	-0.24%	4.10%	10%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

The Grant Park Futures Fund sustained losses for the month of February. Positions in the metal, energy and currency sectors experienced the largest setbacks. Losses were also the result of positions in the agricultural/soft commodities and interest rate products. Profits came from positions in the stock indices.

Base and precious metals prices fell during the month, resulting in losses to long positions in the sector. Lower than expected U.S. industrial production data for January sent prices for copper, zinc and aluminum lower. Analysts suggested that an expected increase in mining activity in 2006 was also responsible for the weakness in base metals. Gold and silver were weaker as the possibility of further interest rate increases in the U.S. forced precious metal prices lower.

Long positions in the crude oil market led to losses in the energy sector after data showed crude inventories to be at higher levels than the same period last year. This was possibly the result of unseasonably warm weather in the Northeastern United States. Gasoline prices were also lower, causing losses to long positions.

Short positions in the currency sector lost ground as the Japanese yen rallied on comments from Bank of Japan officials suggesting that the Central Bank might gradually increase short-term interest rates which have hovered near zero percent since 2001. This caused the currency to appreciate against the euro, British pound and U.S. dollar.

Coffee and sugar prices were lower during the month, resulting in losses for long positions in the soft/agricultural sector. Analysts suggested that the sell-off came on the expectation that global

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production of coffee would rise, particularly in Africa, causing investors to take profits on long positions.

Long positions in the foreign interest rate products reported losses as prices for the Australia Ten and Three-year bonds closed lower. Losses also came from positions in the U.S Thirty-year Treasury bond.

Lastly, long positions in the stock indices made gains on the strength of utility and banking stocks. The German DAX and Spanish IBEX settled higher, benefiting long positions.

OTHER FUND NEWS

Please visit our new updated website at www.dearborncapital.com. The website contains daily performance as well as weekly and monthly performance with commentary. You no longer need a user ID and password to access the website. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Please e-mail funds@dearborncapital.com to request access. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson        Suite 600        Chicago, IL 60661        312.756.4450        312.756.4452 fax        800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
FEBRUARY 28, 2006
Statement of Income
	Month	Year to Date	Month	Year to Date
	(A Units)	(A Units)	(B Units)	(B Units)
	In US $	In US $	In US $	In US $
Trading Income (Loss):
Realized Trading Income (Loss)	1,006,746	502,867	4,625,218	2,381,726
Change in Unrealized Income (Loss)	(2,609,821)	(4,092)	(11,990,105)	(388,247)
Brokerage Commissions	(19,184)	(42,118)	(88,137)	(190,251)
Exchange, Clearing Fees and NFA charges	(23,641)	(53,306)	(108,613)	(240,695)
Other Trading Costs	(22,238)	(45,199)	(102,168)	(204,401)
Change in Accrued Commissions	(1,930)	2,725	(8,868)	11,860
Net Trading Income (Loss)	(1,670,068)	360,877	(7,672,673)	1,369,992
Other Income:
Interest, U.S. Obligations	70,356	159,459	323,232	719,957
Interest, Other	85,191	172,683	391,388	780,942
Total Income (Loss)	(1,514,521)	693,019	(6,958,053)	2,870,891
Expenses:
Incentive Fees to Trading Managers	0	0	0	0
Administrative Fees	11,166	22,984	51,298	103,915
O&O Expenses	8,933	18,387	123,115	249,395
Brokerage Expenses	270,210	556,194	1,333,741	2,701,777
Illinois Replacement Tax	0	0	0	0
Total Expenses	290,309	597,565	1,508,154	3,055,087
Net Income (Loss)	(1,804,830)	95,454	(8,466,207)	(184,196)
Statement of Changes in Net Asset Value:
Beginning Balance	54,834,562	54,403,647	246,591,654	235,494,172
Additions	253,093	342,993	6,493,403	13,628,650
Net Income (Loss)	(1,804,830)	95,454	(8,466,207)	(184,196)
Redemptions	(1,814,247)	(3,373,516)	(5,022,119)	(9,341,895)
Balance at FEBRUARY 28, 2006	51,468,578	51,468,578	239,596,731	239,596,731
Total Units Held at End of The Period		48,254.92091		253,852.69448
Net Asset Value Per Unit		1,066.597		943.842
Rate of Return	-3.28%	0.10%	-3.35%	-0.05%

To the best of my knowledge and belief the
Information contained herein is accurate and complete.
___________________________________________________________
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP